Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
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jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Announces Nine Months and Third Quarter 2010 Results

▪	Revenue of $132.9 million, up 11.7% at constant exchange rates
▪	EBITDA of $45.6 million, up 5.8% at constant exchange rates
▪	Net profit and EPS up 11% to $18.9 million and $0.62 respectively

London, U.K., February 10, 2010 - Cascal N.V. (NYSE: HOO) (the “Company”), a leading provider of water and wastewater services in eight countries, today announced unaudited financial results for the nine months and the third quarter ended December 31, 2009. Cascal N.V. results are presented in U.S. dollars.

Year-to-date Fiscal 2010 Results

Revenue for the nine months ended December 31, 2009 increased by $13.9 million or 11.7% at constant exchange rates, compared to the same period last year. Of this increase, $5.5 million was contributed by acquisitions, with the remaining $8.4 million contributed by the pre-existing portfolio through a combination of rate increases, additional customers and higher volumes. At current exchange rates, the $13.9 million increase was offset by a $6.6 million translation effect into USD, most notably $7.2 million due to USD-GBP movements.

Year-to-date Revenue by Region (at constant exchange rates):

•
Revenue in China increased by $6.1 million or 41%, compared to the same period last year. This increase was mainly due to the $5.0 million contribution made by the Company’s Yancheng joint venture and Zhumadian subsidiary, including $2.6 million due to an increase in contracting work in the period ended December 31, 2009. The remaining $1.1 million of the increase came from a combination of rate and volume increases in the Company’s pre-existing operations in China.

•
Revenue in Chile increased by $4.5 million or 62%, compared to the same period last year. Servicomunal and Servilampa contributed $3.2 million of the overall increase, and $1.1 million was contributed by the Company’s operations in Northern Chile as a result of volume and rate increases.  The remainder of the increase originates from pre-existing operations in Santiago as a result of inflation based rate adjustments, additional customers and higher volumes sold.

•
Revenue in the United Kingdom increased by $1.6 million or 2.7%, compared to the same period last year, with $0.9 million due to rate and volume increases in the Company’s regulated business. The remainder of the increase comes from the Company’s unregulated businesses, most notably an increase from its heating business.

•
Revenue in South Africa increased by $0.9 million or 5.4%, compared to the same period last year, mainly as a result of a July 2009 10% rate increase implemented by the Nelspruit business and a 9% rate increase implemented by Siza Water. These increases were partially offset by lower sundry revenue for additional services in the Company’s Nelspruit subsidiary.

•
Revenue in the Caribbean Region decreased by $0.4 million or 4.9%, compared to the same period last year. This decrease was due to the recognition in the period to December 2008 of $0.5 million in revenue from a prior period, following the late approval of various rate increases by the Company’s Panamanian client. This was partially offset by the contribution from the Company’s Caribbean acquisition which commenced on December 15, 2009.

Commenting on the Company’s results, Stephane Richer, Cascal Chief Executive Officer, stated, “Cascal continues to execute successfully on its growth agenda as evidenced by our continued ability to deliver double-digit year-over-year revenue growth at constant exchange rates through a combination of organic growth and strategic acquisitions. In addition to solid revenue growth, our EBITDA margin has remained strong at around 35%, and our cash flow generation has improved. We are very pleased to have recently bolstered our portfolio with the addition of desalination operations on the islands of Antigua, Curacao and Bonaire.” Richer continued, “We are also pleased to have successfully collected the outstanding balance of approximately $7 million owed to us by the Panamanian state-owned water authority and look forward to continuing to deliver high quality water to the more than 300,000 people in that region.”

For the nine months ended December 31, 2009, EBITDA increased by $2.5 million or 5.8% at constant exchange rates, compared to the same period last year.

EBITDA changes by Region (at constant exchange rates):

•	China (+$1.9 million or 43%)
•	Chile (+$1.7 million or 94%)
•	Holding companies (+0.4 million)
•	The Philippines (+$0.1 million or +10%)
•	Indonesia (-$0.1 million or -2.3%)
•	South Africa (-$0.5 million or -8.5%)
•	Caribbean Region (-$0.1 million or -2.4%)
•	The U.K. (-$0.9 million or -3.3%)

The $1.9 million increase in China comprises $0.8 million from the Yancheng and Zhumadian acquisitions and $1.1 million from the pre-existing operations. The $1.7 million increase in Chile comprises $1.1 million from the Servicomunal and Servilampa acquisitions and $0.6 million from the pre-existing operations. The $0.9 million decline in the U.K. is due to a -2.4% real rate adjustment in the regulated business in April 2009 and some margin contraction in the unregulated business. These UK results include $0.6 million of one-off costs ($0.3 million due to the recent rate review process and $0.3 million in pension costs). The $0.1 million reduction in the Caribbean Region is comprised of a $0.4 million EBITDA improvement due to a reduction in costs in the period to December 2009 offset by the impact of the revenue recognition in 2008 previously described ($0.5 million). The reduction in South Africa is mainly due to increases in raw materials costs, particularly electricity, chemicals and raw water. Excluding one-off items, EBITDA was $46.2 million or 34.8% compared to $42.3 million or 35.7%. Please read “Use of Non-GAAP Financial Measures” for a description of EBITDA.

For the nine months ended December 31, 2009, net financial expense was $4.0 million compared to a net financial income of $0.2 million in the comparable period. The change was a result of:

•	$9.4 million reduction in exchange rate results
•	$1.8 million reduction in interest income
•	$7.0 million reduction in interest expense

For the nine months ended December 31, 2009, net profit was $18.9 million, or $0.62 per share, compared to net profit of $17.0 million, or $0.56 per share for the same period last year.

The effective tax rate incurred was 19.2% compared to 38.8% in the same period last year. Changes in U.K. tax law that stipulated that dividends remitted from foreign operations are no longer subject to tax resulted in deferred tax provisions being reversed in relation to the Company’s operations in Panama. This reversal has resulted in a credit of $2.7 million during the nine-month period and is expected to contribute $4.0 million for the full year to March 2010. In addition, for the nine months ended December 2008 the Company incurred a charge of $2.9 million relating to a change in the system of tax allowances for industrial buildings in the United Kingdom. Excluding these changes, the underlying tax rate has been stable at approximately 30%.

Cash flow before investment in fixed assets was $35.9 million compared to $35.2 million for the previous period. Investment in fixed asset net of third party contributions were $28.1 million compared to $39.3 million. This resulted in a strengthening of the Company’s cash flow.

As of December 31, 2009, the consolidated balance sheet shows cash and cash equivalents of $37.3 million.

Results for Third Quarter Ended December 31, 2009

Revenue for the three months ended December 31, 2009 increased by $5.7 million or 13.4% at constant exchange rates, compared to the same period last year. The revenue increase was essentially contributed by the Company’s operations in:

•	China (+$2.8 million or 45%)
•	United Kingdom (+$1.5 million or 7.3%)
•	Indonesia (+$0.7 million or 21%)

•	Chile (+$0.6 million or 19%)
•	South Africa (+$0.3 million or 5.4%)

Of the $5.7 million increase, approximately $2.9 million came from a combination of new customers, additional volumes and rates increases, and approximately $2.8 million came from increased contracting work in China and in the Company’s unregulated business in the UK. At current exchange rates, the $5.7 million increase was supplemented by a favorable $4.1 million translation effect into USD, including $1.5 million due to USD-GBP movements.

For the three months ended December 31, 2009, EBITDA increased by $2.0 million or 14% at constant exchange rates, compared to the same period last year. The EBITDA increase was essentially contributed by the Company’s operations in:

•	China (+$1.2 million or 80%)
•	United Kingdom (+$0.4 million or 4.5%)
•	Caribbean Region (+$0.2 million or 18%)
•	Indonesia (+$0.2 million or 13%)
•	Chile (+$0.1 million or 14%)
•	The Philippines (+$0.1 million or 33%)
•	Holding companies (-$0.2 million)

For the quarter ended December 31, 2009, net financial expense was $3.9 million compared to a net financial income of $2.5 million in the comparative quarter. The change was a result of:

•	$7.0 million reduction in exchange rate results
•	$0.2 million reduction in interest income
•	$0.8 million reduction in interest expense

The tax rate for the quarter was 6.8%, compared with 33.0% for the same quarter last year.  Excluding the effects of the abolition of industrial allowances in the United Kingdom in 2008 and changes on tax on dividends from foreign operations in 2009 referred to above, the underlying tax rate is stable at 29%.

For the quarter ended December 31, 2009, net profit was $5.0 million, or $0.16 per share, compared to net profit of $6.0 million, or $0.20 per share for the same period last year.

Guidance for Fiscal Year ending March 31, 2010

With regard to the guidance for the year ending March 2010 issued last June, the Company now expects higher EPS of approximately $0.76, with revenue and EBITDA expected close to the initial guidance levels of $174 million and $63 million respectively.

Recent Business Highlights

•
In November, the Company received the Final Determination of Rates for its Bournemouth and West Hampshire Water subsidiary, published by the UK regulator, Ofwat. The final determination for Bournemouth and West Hampshire Water includes yearly real rate adjustments (i.e. before inflation) of +4.0%, +2.1%, -0.5%, -0.8%, and +0.2%, for the five years starting on April 1, 2010. The final determination also provides for a capital investment of £44 million for the period 2010-2015 compared to £55 million for the period 2005-2010.

•
In December, the Company announced the acquisition of three Caribbean desalination businesses. The Company took over the ongoing development, operations and maintenance of water services for municipalities and private resorts on the islands of Antigua, Curacao and Bonaire, and is providing up to five million gallons of water per day utilizing reverse osmosis desalination technologies. Cascal acquired the three businesses for a total cost of $7.0 million, consisting of a cash purchase price of $6.9 million plus cost of acquisition. The businesses currently generate combined annual revenue of approximately $4 million and are expected to increase the Company's EBITDA margin and Net Profit from the date of acquisition.

•
In January, the Company announced that its wholly owned subsidiary, Aguas de Panama, SA, ("APSA"), had successfully collected the outstanding balance of approximately $7 million due from Instituto de Acueductos y Alcantarillados Nacionales ("IDAAN"), the Panamanian state-owned water authority. APSA had been in discussions for more than two years with Panamanian authorities to resolve the issue of non-payment of rate increases applied for in accordance with the terms of its contract with IDAAN. Consistent with these discussions, IDAAN formally approved the rate increases applied for by APSA, accepted all of the corresponding invoices and sourced the necessary funds from the Ministry of Finance.

Conference Call

The Company will host a conference call at 9 a.m. ET (2 p.m. GMT) on February 11, 2010.  On the call, Stephane Richer, CEO of Cascal, and Mark Thurston, CFO, will discuss the Company’s results, and review operational highlights and other business developments. The Company invites you to participate on the call at the following telephone numbers: (877) 375-4189 (local), (404) 665-9923 (international), (0800) 032-3836 (UK Freephone). The access code for all callers is 52718442. The call will also be available via webcast at www.cascal.co.uk. Please allow extra time prior to the call to visit the site and to download any necessary software to listen to the Internet broadcast. An online archive of the webcast will be available on the Company’s website for 30 days following the call. A replay of the call will be available from 2/11/2010 at 9:45 a.m. ET (2.45 p.m. GMT), through 3/11/2010 at 11:59 p.m. ET (4.59 a.m. GMT).  To access the replay, please call (800) 642-1687 (local) or (706) 645-9291 (international) and enter the following code: 52718442.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.7 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the future of our operations in Panama. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1, 2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company uses EBITDA as a supplemental measure of its operating performance. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization. The term EBITDA is not defined under generally accepted accounting principles, or GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with GAAP.

Tables follow

Consolidated Statements of Income

	Nine months ended December 31, 2009			Nine months ended December 31, 2008
Amounts, except shares and	Continuing	Discontinued		Continuing	Discontinued
per share amounts, expressed	operations	operations	Total	operations	operations	Total
in millions of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	132.9	-	132.9	125.6	-	125.6
Operating Expenses
Raw and auxiliary materials and other external costs	36.8	-	36.8	30.9	-	30.9
Staff costs	28.9	-	28.9	27.2	-	27.2
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	18.6	-	18.6	17.9	-	17.9
Profit on disposal of intangible and tangible fixed assets	(1.3)	-	(1.3)	(0.9)	-	(0.9)
Other operating charges	21.6	-	21.6	21.8	-	21.8
	104.6	-	104.6	96.9	-	96.9
Operating Profit	28.3	-	28.3	28.7	-	28.7
Gain on disposal / termination of subsidiary	-	0.2	0.2	-	0.2	0.2
Net Financial Income and Expense
Exchange rate results	0.6	-	0.6	10.0	-	10.0
Interest income	0.6	-	0.6	2.4	-	2.4
Interest expense	(5.2)	-	(5.2)	(12.2)	-	(12.2)
	(4.0)	-	(4.0)	0.2	-	0.2
Profit before Taxation	24.3	0.2	24.5	28.9	0.2	29.1
Taxation	(4.6)	(0.1)	(4.7)	(11.2)	(0.1)	(11.3)
Profit after Taxation	19.7	0.1	19.8	17.7	0.1	17.8
Minority Interest	(0.9)	-	(0.9)	(0.8)	-	(0.8)
Net Profit	18.8	0.1	18.9	16.9	0.1	17.0
Earnings per share — Basic and Diluted	0.61	0.01	0.62	0.55	0.01	0.56
Weighted average number of shares — Basic and Diluted	30,571,193	30,571,193	30,571,193	30,566,007	30,566,007	30,566,007

Consolidated Statements of Income

	Three months ended December 31, 2009	Three months ended December 31, 2008
Amounts, except shares and		Continuing	Discontinued
per share amounts, expressed	Total	operations	operations	Total
in millions of USD	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	48.2	38.4	-	38.4
Operating Expenses
Raw and auxiliary materials and other external costs	14.7	10.4	-	10.4
Staff costs	10.1	8.8	-	8.8
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6.4	5.6	-	5.6
Profit on disposal of intangible and tangible fixed assets	-	(0.1)	-	(0.1)
Other operating charges	7.2	6.8	-	6.8
	38.4	31.5	-	31.5
Operating Profit	9.8	6.9	-	6.9
Gain/(loss) on disposal of subsidiary	-	-	(0.1)	(0.1)
Net Financial Income and Expense
Exchange rate results	(0.2)	6.8	-	6.8
Interest income	0.2	0.4	-	0.4
Interest expense	(3.9)	(4.7)	-	(4.7)
	(3.9)	2.5	-	2.5
Profit before Taxation	5.9	9.4	(0.1)	9.3
Taxation	(0.4)	(3.1)	-	(3.1)
Profit after Taxation	5.5	6.3	(0.1)	6.2
Minority Interest	(0.5)	(0.2)	-	(0.2)
Net Profit	5.0	6.1	(0.1)	6.0
Earnings per share — Basic and Diluted	0.16	0.20	0.00	0.20
Weighted average number of shares — Basic and Diluted	30,581,343	30,566,007	30,566,007	30,566,007

Revenue by segment

Amounts expressed in millions of USD	Three months ended December 31, 2009 Unaudited	Three months ended December 31, 2008 Unaudited	Nine months ended December 31, 2009 Unaudited	Nine months ended December 31, 2008 Unaudited
United Kingdom	$22.0	$19.0	$61.3	$66.9
South Africa	5.9	4.3	17.7	16.0
Indonesia	4.1	2.9	10.7	9.9
China	9.0	6.2	21.1	14.9
Chile	3.7	2.5	11.8	7.3
Caribbean Region	2.6	2.6	7.7	8.1
The Philippines	0.8	0.7	2.2	2.1
Holding Companies	0.1	0.2	0.4	0.4
Total	$48.2	$38.4	$132.9	$125.6

Revenue
Dutch GAAP
(Dollars in millions)	Nine months ended December 31, 2009 as reported	Nine months ended December 31, 2008 as reported	Nine months ended December 31, 2008 at constant exchange rates	Change 2008- 2009 at constant exchange rates	Percentage change 2008- 2009 at constant exchange rates
United Kingdom	$61.3	$66.9	$59.7	$1.6	2.7%
South Africa	17.7	16.0	16.8	0.9	5.4%
Indonesia	10.7	9.9	9.7	1.0	10.3%
China	21.1	14.9	15.0	6.1	40.7%
Chile	11.8	7.3	7.3	4.5	61.6%
Caribbean Region	7.7	8.0	8.1	(0.4)	(4.9)%
The Philippines	2.2	2.1	2.0	0.2	10.0%
Holding companies	0.4	0.4	0.4	-	-
Total operations	$132.9	$125.6	$119.0	$13.9	11.7%
Exchange rate effect			6.6
Total after exchange rate effect	$132.9	$125.6	$125.6

Revenue
Dutch GAAP
(Dollars in millions)	Three months ended December 31, 2009 as reported	Three months ended December 31, 2008 as reported	Three months ended December 31, 2008 at constant exchange rates	Change 2008- 2009 at constant exchange rates	Percentage change 2008- 2009 at constant exchange rates
United Kingdom	$22.0	$19.0	$20.5	$1.5	7.3%
South Africa	5.9	4.3	5.6	0.3	5.4%
Indonesia	4.1	2.9	3.4	0.7	20.6%
China	9.0	6.2	6.2	2.8	45.2%
Chile	3.7	2.5	3.1	0.6	19.4%
Caribbean Region	2.6	2.6	2.6	-	-
The Philippines	0.8	0.7	0.7	0.1	14.3%
Holding companies	0.1	0.2	0.4	(0.3)	(75.0)%
Total operations	$48.2	$38.4	$42.5	$5.7	13.4%
Exchange rate effect			(4.1)
Total after exchange rate effect	$48.2	$38.4	$38.4

Use of Non-GAAP Financial Measures - EBITDA

EBITDA represents net profit before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance, and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.

EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:

•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;
•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit, the most directly comparable Dutch GAAP performance measure, to EBITDA.

(Dollars in millions)	Nine months ended December 31, 2009	Nine months ended December 31, 2008
Net profit	$18.9	$17.0
Add:
Interest (income)/expense and exchange rate results	4.0	(0.2)
Gain on disposal/termination of subsidiary	(0.2)	(0.2)
Taxation	4.7	11.3
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	18.6	17.9
(Profit)/loss on disposal of intangible and tangible fixed assets	(1.3)	(0.9)
Minority interest	0.9	0.8
EBITDA	$45.6	$45.7
Revenue	$132.9	$125.6
EBITDA as a percentage of revenue	34.3%	36.4%

(Dollars in millions)	Three months ended December 31, 2009	Three months ended December 31, 2008
Net profit	$5.0	$6.0
Add:
Interest (income)/expense and exchange rate results	3.9	(2.5)
Loss on disposal of subsidiary	-	0.1
Taxation	0.4	3.1
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6.4	5.6
Profit on disposal of intangible and tangible fixed assets	-	(0.1)
Minority interest	0.5	0.2
EBITDA	$16.2	$12.4
Revenue	$48.2	$38.4
EBITDA as a percentage of revenue	33.6%	32.3%

EBITDA
Dutch GAAP
(Dollars in millions)	Nine months ended December 31, 2009 as reported	Nine months ended December 31, 2008 as reported	Nine months ended December 31, 2008 at constant exchange rates	Change 2008- 2009 at constant exchange rates	Percentage change 2008- 2009 at constant exchange rates
United Kingdom	$26.0	$30.2	$26.9	$(0.9)	(3.3)%
South Africa	5.4	5.7	5.9	(0.5)	(8.5)%
Indonesia	4.3	4.5	4.4	(0.1)	(2.3)%
China	6.3	4.3	4.4	1.9	43.2%
Chile	3.5	1.8	1.8	1.7	94.4%
Caribbean Region	4.0	4.0	4.1	(0.1)	(2.4)%
The Philippines	1.1	0.9	1.0	0.1	10.0%
Holding companies	(5.0)	(5.7)	(5.4)	0.4	7.4%
Total operations	$45.6	$45.7	$43.1	$2.5	5.8%
Exchange rate effect			2.6
Total after exchange rate effect	$45.6	$45.7	$45.7

EBITDA
Dutch GAAP
(Dollars in millions)	Three months ended December 31, 2009 as reported	Three months ended December 31, 2008 as reported	Three months ended December 31, 2008 at constant exchange rates	Change 2008- 2009 at constant exchange rates	Percentage change 2008- 2009 at constant exchange rates
United Kingdom	$9.2	$8.0	$8.8	$0.4	4.5%
South Africa	1.7	1.2	1.7	-	-
Indonesia	1.7	1.3	1.5	0.2	13.3%
China	2.7	1.5	1.5	1.2	80.0%
Chile	0.8	0.6	0.7	0.1	14.3%
Caribbean Region	1.3	1.1	1.1	0.2	18.2%
The Philippines	0.4	0.3	0.3	0.1	33.3%
Holding companies	(1.6)	(1.6)	(1.4)	(0.2)	(14.3)%
Total operations	$16.2	$12.4	$14.2	$2.0	14.1%
Exchange rate effect			(1.8)
Total after exchange rate effect	$16.2	$12.4	$12.4

Consolidated Balance Sheets

Amounts expressed in millions of USD	December 31, 2009 Unaudited	March 31, 2009
Assets
Fixed Assets
Intangible fixed assets	43.9	42.9
Tangible fixed assets	458.8	397.6
Financial fixed assets	23.5	19.3
	526.2	459.8
Current Assets
Stocks	2.8	2.2
Work in progress	4.4	3.7
Debtors	56.6	51.3
Cash at bank and in hand	37.3	34.7
	101.1	91.9
Total Assets	627.3	551.7
Shareholders’ Equity & Liabilities
Shareholders’ equity	146.4	118.2
Minority shareholders’ interest	35.5	35.1
Group Equity	181.9	153.3
Negative goodwill	1.2	1.2
Provisions	69.2	60.3
Deferred revenue	64.3	51.7
Long term liabilities	234.9	161.8
Current liabilities	75.8	123.4
Total Liabilities	445.4	398.4
Total Shareholders’ Equity and Liabilities	627.3	551.7